NEUBERGER & BERMAN EQUITY TRUST
                               ADMINISTRATION AGREEMENT

                                     SCHEDULE B



              Compensation pursuant to Paragraph 3 of the Neuberger & Berman Equity Trust Administration Agreement ("Agreement") shall be 0.40% per annum of the average daily net assets of each Series, except Neuberger & Berman NYCDC Socially Responsive Trust. Compensation pursuant to Paragraph 3 of the Agreement for Neuberger & Berman NYCDC Socially Responsive Trust shall be 0.05% per annum of the average daily net assets of such Series.